Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST OF

21SHARES POLKADOT ETF

This Certificate of Amendment to the Certificate of Trust of 21Shares Polkadot ETF (the “Trust”) is being duly executed and filed to amend the Certificate of Trust (the “Certificate of Trust”) of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1.	Name. The name of the statutory trust amended hereby is 21Shares Polkadot ETF.

2.	Amendment of Certificate. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to 21Shares Polkadot Staking ETF.

3.	Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

CSC DELAWARE TRUST COMPANY, not in its
individual capacity but solely as Trustee of the Trust

By:	/s/ James Grier
	Name:	James Grier
	Title:	Associate Director